                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                          MOLECULAR IMAGING CORPORATION
                                (Name of Issuer)


                    COMMON STOCK, $0.0001 PAR VALUE PER SHARE
                         (Title of Class of Securities)


                                    60740U102
                                 (CUSIP Number)


                                 NEIL GOLD, ESQ.
                           FULBRIGHT & JAWORSKI L.L.P.
                                666 FIFTH AVENUE
                            NEW YORK, NEW YORK 10103
                                 (212) 318-3000
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JUNE 8, 2004
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-l(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                          --------------------------
 CUSIP NO. 60740U102                 13D                  Page 2 of 7 Pages
---------------------------                          --------------------------


--------------------------------------------------------------------------------------------------------------------
   1     NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                  Ivan Bradbury
-------- -----------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                         (a) [ ]
                                                                                                         (b) [X]
-------- -----------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY


-------- -----------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS

                  PF
-------- -----------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEM 2(d) or 2(e)                                                                                [ ]


-------- -----------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  United Kingdom
-------- -----------------------------------------------------------------------------------------------------------

                            7
                                  SOLE VOTING POWER                                                   21,367,800

                          ------- ----------------------------------------------------------------------------------
       NUMBER OF            8
         SHARES                   SHARED VOTING POWER                                                          0
      BENEFICIALLY
        OWNED BY          ------- ----------------------------------------------------------------------------------
          EACH              9
       REPORTING                  SOLE DISPOSITIVE POWER                                              21,367,800
         PERSON
          WITH            ------- ----------------------------------------------------------------------------------
                            10
                                  SHARED DISPOSITIVE POWER                                                     0

-------- -----------------------------------------------------------------------------------------------------------
  11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  21,367,800
-------- -----------------------------------------------------------------------------------------------------------
  12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                               [ ]


-------- -----------------------------------------------------------------------------------------------------------
  13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                  38.2%
-------- -----------------------------------------------------------------------------------------------------------
  14     TYPE OF REPORTING PERSON

                  IN
--------------------------------------------------------------------------------------------------------------------

---------------------------                          --------------------------
 CUSIP NO. 60740U102                 13D                  Page 3 of 7 Pages
---------------------------                          --------------------------


         The Schedule 13D (the "Schedule 13D") initially filed by the undersigned on August 9, 2002 is hereby amended by this Amendment No. 1 to the
Schedule 13D. Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D.


ITEM 1. SECURITY AND ISSUER.

         The information set forth in Item 1 of the Schedule 13D is hereby replaced with the following:

         Title and Class of Securities:
         Common stock, par value $0.0001 per share ("Common Stock")

         Name and Address of Issuer:
         Molecular Imaging Corporation
         9530 Towne Centre Drive, Suite #120
         San Diego, CA  92121


ITEM 2. IDENTITY AND BACKGROUND.

         The information set forth in Item 2 of the Schedule 13D is hereby replaced with the following:

         (a) This Schedule 13D is filed by Ivan Bradbury (the "Reporting
Person").

         (b) The Reporting Person is an individual with a business address at c/o Macfarlanes, 10 Norwich Street, London EC4A 1BD England.

         (c) The Reporting Person has no present principal occupation.

         (d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, the Reporting Person was not a party to any civil proceeding of a judicial or administrative body of competent jurisdiction.

         (f) The Reporting Person is a citizen of the United Kingdom.


ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Item 3 of the Schedule 13D is hereby amended by adding the following information:

         On June 8, 2004, the Reporting Person, through its nominee, Dragon Nominees Limited, a United Kingdom company (the "Purchaser"), purchased 1,100,000 shares of series C convertible preferred stock, par value $1.00 per share (the "Series C Convertible Preferred Stock") and warrants to purchase 1,000,000 shares of Common Stock (the "Warrants", and together with the Series C Convertible Preferred Stock, the "Purchased Securities") of Molecular Imaging Corporation, a Delaware corporation (the "Issuer"), as further described in Items 4, 5 and 6 below. The amount of funds used by the Reporting Person in purchasing the Purchased Securities was $1,100,000 in personal funds, $75,000 of which was returned to the Purchaser as payment of a due diligence fee and reimbursement of out-of-pocket expenses.


ITEM 4. PURPOSE OF TRANSACTION.

         Item 4 of the Schedule 13D is hereby amended by adding the following information:

         (a) The Purchaser purchased the Purchased Securities from the Issuer for an aggregate purchase price of $1,100,000, pursuant to a Subscription Agreement, dated as of June 8, 2004, by and

---------------------------                          --------------------------
 CUSIP NO. 60740U102                 13D                  Page 4 of 7 Pages
---------------------------                          --------------------------


among the Issuer, the Purchaser and Paul J. Crowe (the "Subscription Agreement"). The closing of the transactions contemplated by the Subscription Agreement (the "Closing") occurred on June 8, 2004. The Reporting Person is the beneficial owner of the Purchased Securities and has full economic ownership and control of the Purchased Securities.

         (d) In the Subscription Agreement, (i) the Issuer agreed to name Kenneth C. Frederick as the Purchaser's director nominee in place and stead of Albert F. Hausenner and (ii) the Issuer agreed that if the Purchaser's director designee ceases to serve as a member of the Issuer's board of directors during his term of office, the resulting vacancy on the board of directors will be filled with a replacement designee of the Purchaser, and, upon receipt of written notice from the Issuer specifying such replacement designee, the Issuer will use commercially reasonable efforts to cause such replacement to occur.

         (e) Prior to the issuance of the Series C Convertible Preferred Stock to the Purchaser at the Closing, the Issuer filed with the Delaware Secretary of State a certificate of designations setting forth the designations, rights and preferences of the Series C Convertible Preferred Stock (the "Certificate of Designations") and withdrawing the certificates of designations previously filed with the Delaware Secretary of State with respect to its series A preferred stock and series B preferred stock.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in Item 5 of the Schedule 13D is hereby replaced with the following:

         (a) See Rows 11 and 13 on the Cover Page. The percentage of the class of securities identified pursuant to Item 1 above beneficially owned by the Reporting Person is 38.2% based upon (i) 55,866,801 shares of Common Stock outstanding as of May 12, 2004, as reported on the Issuer's Form 10-QSB filed with the Securities and Exchange Commission on May 17, 2004, (ii) 7,367,800(1) shares of Common Stock issuable upon conversion of the 1,100,000 shares of Series C Convertible Preferred Stock held by the Reporting Person as of the date of this filing, (iii) 1,000,000 shares of Common Stock issuable upon exercise of the Warrants and (iv) an additional 13,000,000 shares of Common Stock beneficially owned by the Reporting Person (including 3,000,000 shares of Common Stock issuable upon exercise of warrants owned by the Reporting Person when such warrants were initially issued, subject to adjustment in accordance with the antidilution provisions of such warrants).

         (b) See Rows 7 through 10 on the Cover Page. The Reporting Person has the sole power to vote or direct the vote and to dispose or to direct the disposition of all of the Securities and Purchased Securities.




--------
(1) The Certificate of Designations provides that each share of Series C Convertible Preferred Stock is convertible into a number of shares of Common Stock determined by dividing $1.00 by the prevailing conversion price. The conversion price equals 80% (or, upon the occurrence and during the continuance of certain uncured events of default, 70%) of the average of the lowest three inter-day bid prices of the Common Stock on the OTC Bulletin Board during the ten trading days immediately preceding the date notice of conversion is given. Based upon this formula, a conversion price of $0.1493 (the average of the lowest three inter-day sale prices of the Common Stock on the OTC Bulletin Board during the ten trading days through and including June 10, 2004) has been applied in determining the number of shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock held by the Reporting Person as of the date of this filing. The Certificate of Designations further provides that the conversion price may not exceed $0.25 per share of Common Stock (the "Ceiling Price") or be less than $0.05 per share of Common Stock (the "Floor Price"). In the event that the Ceiling Price or the Floor Price were applied, the number of shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock held by the Reporting Person as of the date of this filing would be 4,400,000 and 22,000,000, respectively, and the Reporting Person would beneficially own 32.9% and 64.4%, respectively, of the Common Stock as of the date of this filing.

---------------------------                          --------------------------
 CUSIP NO. 60740U102                 13D                  Page 5 of 7 Pages
---------------------------                          --------------------------


         (c) Except as described above, no transactions in the Issuer's securities were effected by the Reporting Person during the 60 days prior to the date hereof.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Item 6 of the Schedule 13D is hereby amended by adding the following information:

         Subscription Agreement. Pursuant to the Subscription Agreement, the Purchaser purchased the Purchased Securities in exchange for $1,100,000, as described in Item 4(a). The Subscription Agreement provides: (a) that the Purchaser may not, as long as any shares of Series C Convertible Preferred Stock are outstanding, directly or indirectly, offer to "short sell", contract to "short sell" or otherwise "short sell" the securities of the Issuer, including, without limitation, shares of Common Stock issuable upon conversion of the Series C Convertible Preferred Stock or exercise of the Warrants; (b) that the Issuer will prepare and file with the Securities and Exchange Commission, within 30 days after the Closing, a registration statement on Form SB-2 covering the resale of the Purchased Securities, and shall use diligent efforts to cause such registration statement to be declared effective within 90 days after its initial filing with the Securities and Exchange Commission; and (c) that the Issuer has the right to redeem the Series C Convertible Preferred Stock within two years after the Closing as provided in the Certificate of Designations.

         The foregoing description of the Subscription Agreement is qualified in its entirety by reference to such agreement, which is filed as an exhibit to this Amendment No. 1 as provided in Item 7 below.


ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

         Item 7 of the Schedule 13D is hereby amended by adding the following information:


Exhibit No.      Exhibit Description
-----------      -------------------

6. Certificate of Designations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 to the Issuer's Current Report on Form 8-K filed on June 9, 2004)

7. Subscription Agreement, dated as of June 8, 2004, among Dragon Nominees Limited, Molecular Imaging Corporation and Paul Crowe (incorporated by reference to Exhibit 10.60 to the Issuer's Current Report on Form 8-K filed on June 9, 2004)

8. Warrant to Purchase Common Stock, dated as of June 8, 2004, issued by Molecular Imaging Corporation to Dragon Nominees Limited (incorporated by reference to Exhibit 10.61 to the Issuer's Current Report on Form 8-K filed on June 9, 2004)

---------------------------                          --------------------------
 CUSIP NO. 60740U102                 13D                  Page 6 of 7 Pages
---------------------------                          --------------------------



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


June 17, 2004


                                                 /s/ Ivan Bradbury
                                                -----------------------
                                                     Ivan Bradbury



The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.



            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

---------------------------                          --------------------------
 CUSIP NO. 60740U102                 13D                  Page 7 of 7 Pages
---------------------------                          --------------------------



                                  EXHIBIT INDEX


Exhibit No.      Exhibit Description
-----------      -------------------

6. Certificate of Designations of Series C Convertible Preferred Stock (incorporated by reference to Exhibit 3.5 to the Issuer's Current Report on Form 8-K filed on June 9, 2004)

7. Subscription Agreement, dated as of June 8, 2004, among Dragon Nominees Limited, Molecular Imaging Corporation and Paul Crowe (incorporated by reference to Exhibit 10.60 to the Issuer's Current Report on Form 8-K filed on June 9, 2004)

8. Warrant to Purchase Common Stock, dated as of June 8, 2004, issued by Molecular Imaging Corporation to Dragon Nominees Limited (incorporated by reference to Exhibit 10.61 to the Issuer's Current Report on Form 8-K filed on June 9, 2004)